Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F of Glass House Brands Inc. of our report dated March 31, 2023, relating to the consolidated financial statements of Glass House Brands Inc.

/s/ Macias Gini & O’Connell LLP

Los Angeles, California

March 31, 2023